Annual Report

Cover Page

Name of issuer:

MySwimPro, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/23/2015

Physical address of issuer:

206 East Huron Street
Ann Arbor MI 48104

Website of issuer:

http://myswimpro.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$717,889.09	$271,664.10
Cash & Cash Equivalents:	$671,539.64	$168,865.00
Accounts Receivable:	$46,349.45	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$664,070.04	$180,530.00
Revenues/Sales:	$1,126,062.60	$437,760.39
Cost of Goods Sold:	$291,851.14	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$21,577.12	$26,725.60

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

MySwimPro, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Fares Ksebati	CEO	My Swim Pro	2015
Michael Allon	Cofounder	My Swim Pro	2015
Adam Oxner	Co Founder	My Swim Pro	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Fares Ksebati	CEO	2015
Fares Ksebati	President	2015
Fares Ksebati	Treasurer	2015
Michael Allon	Co-Founder	2015
Michael Allon	Android Lead	2015
Adam Oxner	Co-Founder	2015
Adam Oxner	iOS Lead	2015
Adam Oxner	Secretary	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Fares Ksebati	555000.0 Common Stock	54.8
Michael Allon	240000.0 Common Stock	23.7

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The addressable market size of 26.3 million swimmers may not provide a large enough paying pool to create a viable long-term business.

MySwimPro's business model is partially dependent on third party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly delayed.

MySwimPro's technology infrastructure is dependent on third party software services including: Amazon Web Services, Android SDK, iOS SDK, MongoDB, Wordpress, GitHub, Fabric Crashlytics.

MySwimPro's internal communication depends on third party tools including: Trello, Slack, SendGrid, Google Apps.

MySwimPro uses third party social media platforms to increase exposure and brand awareness including: Facebook, Twitter, Instagram, YouTube, Snapchat, Google Plus, LinkedIn.

The development of new features is a complex and time-consuming process that may not be completed within the expected roadmap.

Investors will not see a return on the company until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

MySwimPro's access to future capital is limited and may hinder future growth opportunities through external funding.

MySwimPro's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances thus slowing the company's progress and potential downturn.

MySwimPro's potential partner ecosystem is small with only a few opportunities for potential partnership, thus increasing the risk of a competitor capturing those opportunities and leaving MySwimPro with limited options.

MySwimPro holds no intellectual property on the content or features of software making it easier for a competitor to enter the market and capture market share.

MySwimPro is a first mover in a new market, thus enabling future, better funded competition to enter and copy product concepts, marketing initiatives and branding.

Costs of cloud infrastructure and other third party software services could increase at an unexpected rate and make operating the business become unsustainable.

MySwimPro has signed a side letter (available for viewing in the Appendix) associated only with Invest Detroit Venture's investment that requires 51% of the company's employees to be employed in the state of Michigan.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Option Pool		53290	Yes
Common Stock	5,000,000	1,012,500	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2016	4(a)(2)	SAFE	$50,000	General operations
8/2017	Regulation Crowdfunding	SAFE	$130,530	General operations
4/2019	Regulation Crowdfunding	SAFE	$346,981	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,126,062.60 compared to the year ended December 31, 2018, when the Company had revenues of $437,760.39. Our gross margin was 74.08% in fiscal year 2019.
- *Assets.* As of December 31, 2019, the Company had total assets of $717,889.09, including $671,539.64 in cash. As of December 31, 2018, the Company had $271,664.10 in total assets, including $168,865 in cash.
- *Net Income.* The Company has had net income of $21,577.12 and net income of $26,725.60 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $664,070.04 for the fiscal year ended December 31, 2019 and $180,530 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

MySwimPro, Inc. cash in hand is $715,138.57, as of May 2019. Over the last three months, revenues have averaged $99,468/month, cost of goods sold has averaged $23,684/month, and operational expenses have averaged $98,829/month, for an average burn rate of $23,045 per month. Our intent is to be profitable in 0 months.

Our team size grew considerably in Q1 2020 adding one full-time team member and two part-time team members. There has been a minimal reduction in overall expenses due to the global pandemic; although subscription revenue has been reduced significantly starting in March 2020.

In the next 3-6 months, anticipated revenues are 50% of initial projection due to the global pandemic. A realistic goal would be $60k in average monthly revenue over the next 6 months.

We received funding from the United States Federal Government Paycheck Protection Program (PPP). We have applied for additional public grants and will consider the private market for more capital if we determine it necessary to continue company operations.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://myswimpro.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Adam Oxner
- Fares Ksebati
- Michael Allon

Appendix E: Supporting Documents

- Letter_Agreement-__First_Capital_Fund-MySwimPro___MySwimPro_Signed_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Adam Oxner
- Fares Ksebati

Michael Allon

Appendix E: Supporting Documents

Letter_Agreement-__First_Capital_Fund-MySwimPro___MySwimPro_Signed_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

MySwimPro, Inc.

By

Fares Ksebati

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Adam Oxner

Co-Founder

5/19/2020

Michael Allon

Co-Founder

5/19/2020

Fares Ksebati

CEO and Co-Founder

5/19/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.